February 5, 2010

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:
Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
Mail Stop 6010

Re:  Derma Sciences, Inc. – File No. 333-163127
       Registration Statement on Form S-1

Ladies and Gentlemen:

We respectfully request acceleration of the effective date of the above-captioned registration statement on Form S-1 under the Securities Act of 1933 to 4:00 p.m. Eastern Time on Monday, February 8, 2010, or as soon after that as practicable.

Very truly yours,

RODMAN & RENSHAW, LLC

By: /s/ Terence Murphy
        Terence Murphy
        Managing Director